SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May 2018

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     ✓              Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____                            No    ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.        An announcement regarding appointment of employee´s representative supervisors of China Petroleum & Chemical Corporation (the “Registrant”);
2.        An announcement regarding resolutions of the first meeting of the seventh session of the board of directors of the Registrant;
3.        A list of directors of the Registrant and their roles and function; and
4.        An announcement regarding poll results of annual general meeting for the year 2017 of the Registrant;

Each made by the Registrant on May 15, 2018.

Announcement 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Appointment of Employee’s Representative Supervisors

Pursuant to the Company Law of People’s Republic of China and the articles of association of China Petroleum & Chemical Corporation (“Sinopec Corp.” or “Company”), Mr. Zhou Hengyou, Mr. Yu Renming and Mr. Yu Xizhi were elected as the employee representative supervisors (the “Employee’s Representative Supervisor(s) ”) of the seventh session of the Board of Supervisors of the Company (the “Board of Supervisors”) through democratic procedure. They form the seventh session of the Board of Supervisors together with the supervisors elected at the annual general meeting of the Company for 2017 ( the “AGM”) for a term commencing from the date of the AGM and ending on the expiry of the term of the seventh session of the Board of Supervisors.

Details of the Employee’s Representative Supervisors:

Zhou Hengyou, aged 55, Mr. Zhou is a professor level senior administration engineer with a master degree. In December 1998, Mr. Zhou was appointed as a standing committee member of CPC Committee and Vice Trade Union Chairman of Jiangsu Petroleum Exploration Bureau; in February 1999, he was appointed as a standing committee member of CPC Committee and Trade Union Chairman of Jiangsu Petroleum Exploration Bureau of China Petrochemical Corporation; in December 2002, he was appointed as Deputy Secretary of CPC Committee and Trade Union Chairman of Jiangsu Petroleum Exploration Bureau; in June 2004, he was appointed as Deputy Secretary of CPC Committee and Secretary of CPC Disciplinary Inspection Committee of Jiangsu Petroleum Exploration Bureau; in August 2005, he was appointed as Secretary of CPC Committee of Jiangsu Petroleum Exploration Bureau; in March 2011, he was appointed as Director General and Secretary of CPC Committee of China Petrochemical News; in March 2015, he was appointed as Director General of the General Office of China Petrochemical Corporation, Director General of Policy Research Department of the General Office, and Director General of President’s office of Sinopec Corp.; in May 2015, he was elected as Supervisor of Sinopec Corp.; in August 2015, he was appointed as Director General of Board of Directors Office under China Petrochemical Corporation. In May 2018, he was elected as Employee’s Representative Supervisor of Sinopec Corp.
1

Yu Renming, aged 54, Mr. Yu is a professor level senior engineer with a university diploma. In June 2000, he was appointed as the Deputy General Manager of Sinopec Zhenhai Refining & Chemical Co., Ltd.; in June 2003, he was appointed as the Board Director and Deputy General Manager of Sinopec Zhenhai Refining & Chemical Co., Ltd.; in September 2006, he was appointed as the Vice President of Sinopec Zhenhai Refining & Chemical Company; in September 2007, he was appointed as the President and the Deputy Secretary of CPC committee of Sinopec Zhenhai Refining & Chemical Company; in January 2008, he was appointed as the Director General of Sinopec Production Management Department; in December 2017, he was appointed as the Director General of Refining Department of Sinopec Corp. In December 2010, he was elected as Employee’s Representative Supervisor of Sinopec Corp.

Yu Xizhi, aged 56, Mr. Yu is a professor level senior engineer with a Ph.D. in engineering. In August 1997, he was appointed as Deputy General Manager of Anqing Petrochemical Complex and Manager of Fertiliser Plant; in September 1999, he became a member of the CPC Standing Committee of Anqing Petrochemical Complex; in February 2000, he was appointed as Deputy General Manager of Sinopec Anqing Company; in September 2000, he was appointed as General Manager of Sinopec Anqing Company; in January 2005, he was appointed as General Manager of Anqing Petrochemical Complex; from May 2009 to July 2010, he served a temporary position at the Standing Committee of the CPC Anqing Committee; in July 2010, he became General Manager and Deputy Secretary of the CPC Committee of Maoming Petrochemical Company and General Manager of Sinopec Maoming Company; in July 2016, Mr. Yu was appointed as head of Maoming Zhanjiang Integration Project Leading Group; in December 2016, he became Executive Director, General Manager and Deputy Secretary of the CPC Committee of Zhongke (Guangdong) Refining and Petrochemical Co., Ltd.; since April 2017, Mr. Yu has been Director General of Human Resources Department of Sinopec Corp. In June 2017, he was elected as Employee’s Representative Supervisor of Sinopec Corp.

Other than disclosed above, none of the above Employee’s Representative Supervisors has served as directors of other listed companies in the past three years and none of them has any relationship with any other directors, supervisors, senior management or substantial shareholders or controlling shareholder of Sinopec Corp. As at the date of this announcement, none of them has any interest in the shares of Sinopec Corp. within the meaning of Part XV of the Securities and Futures Ordinance. None of the Employee’s Representative Supervisors has received any regulatory sanction imposed by the China Securities Regulatory Commission, stock exchanges or any other government authorities.

2

Each of the above Employee’s Representative Supervisors will enter into a service contract with Sinopec Corp. Pursuant to the provisions in the relevant service contracts, the term of each of the Employee’s Representative Supervisors shall commence from the date of the AGM and end on the expiry of the term of the seventh session of the Board of Supervisors, and the remunerations for the services provided by the Employee’s Representative Supervisors will be determined according to relevant laws and regulations and “Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp.”. The “Measures for Implementation of Remuneration Packages for Senior Management of Sinopec Corp.” stipulates that the specific amount of remunerations will consist of a base salary, performance bonus and mid-term and long-term incentive, with specific reference to the functions, responsibilities of the relevant employee and performance of Sinopec Corp. as a whole. Sinopec Corp. will disclose in its annual report the remunerations obtained by each of the Employee’s Representative Supervisors during the relevant reporting period.

Other than those disclosed herein, there are no other matters in relation to the above Employee’s Representative Supervisors which should be disclosed to the shareholders of Sinopec Corp., or matters which would require disclosure under rule 13.51(2)(h) to 13.51(2)(v) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By Order of the Board China Petroleum & Chemical Corporation Huang Wensheng Vice President and Secretary to the Board of Directors

Beijing, the PRC,
15 May 2018

As of the date of this announcement, directors of the Company are: Dai Houliang#, Li Yunpeng* , Jiao Fangzheng#, Ma Yongsheng#, Ling Yiqun#, Liu Zhongyun#, Li Yong*, Tang Min+ , Fan Gang+, Cai Hongbin+, Ng, Kar Ling Johnny+

# Executive Director
* Non-executive Director
+ Independent Non-executive Directo

3

Announcement 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Announcement on Resolutions of the First Meeting of the Seventh Session of the Board of Directors

The Board and all directors of Sinopec Corp. warrant that there are no false representations, misleading statements or material omissions contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained herein.

Important Notice:

•	All the proposed resolutions at the Meeting were approved.

The first meeting (“Meeting”) of the seventh session of the Board (the “Board”) of China Petroleum & Chemical Corporation (the “Company” or “Sinopec Corp.”) was convened and held at the headquarters of the Company on 15 May 2018 by way of on-site meeting.

9 of 11 Directors attended the Meeting. The Meeting was chaired by Director Mr. Dai Houliang. Director Mr. Ma Yongsheng did not attend the Meeting due to other working arrangement and authorised Mr. Dai Houliang to attend the Meeting and vote on his behalf. The Independent and Non-executive Director Mr. Cai Hongbin did not attend the Meeting due to working arrangement and authorised Independent and Non-executive Director Mr. Ng, Kar Ling Johnny to attend the Meeting and vote on his behalf. All members of the Board of Supervisors and senior management of the Company were present at the Meeting. The Meeting was convened and held in compliance with the requirements of relevant laws, regulations, provisions and the articles of association of the Company.

The following resolutions were unanimously approved by the attending Directors after consideration and review:

1.	To elect Mr. Dai Houliang as the Chairman of the seventh session of the Board.

Please refer to the circular for the annual general meeting for the year 2017 of the Company dated 26 March 2018 (the “Circular”) for the biographical details and other relevant information of Mr. Dai Houliang.

1

2.
To appoint the members of the Strategy Committee, Audit Committee, Remuneration and Appraisal Committee, Nomination Committee and Social Responsibility Management Committee under the seventh session of the Board.

(i)	Strategy Committee
Chairman: Mr. Dai Houliang
Members:	Mr. Jiao Fangzheng, Mr. Ma Yongsheng, Mr. Ling Yiqun, Mr. Liu Zhongyun, Mr. Fan Gang and Mr. Cai Hongbin

(ii)	Audit Committee
Chairman: Mr. Ng, Kar Ling Johnny
Members: Mr. Tang Min and Mr. Cai Hongbin

(iii)	Remuneration and Appraisal Committee
Chairman: Mr. Fan Gang
Members: Mr. Li Yunpeng and Mr. Ng, Kar Ling Johnny

(iv)	Nomination Committee
Chairman: Mr. Dai Houliang
Members: Mr. Tang Min and Mr. Ng, Kar Ling Johnny

(v)	Social Responsibility Management Committee
Chairman: Mr. Dai Houliang
Members: Mr. Tang Min and Mr. Fan Gang

3.
To appoint Mr. Dai Houliang as the President of the Company, to appoint Mr. Jiao Fangzheng, Mr. Ma Yongsheng, Mr. Ling Yiqun and Mr. Liu Zhongyun as Senior Vice Presidents of the Company, to appoint Mr. Wang Dehua as the Chief Financial Officer of the Company, to appoint Mr. Zhao Rifeng, Mr. Huang Wensheng and Mr. Lei Dianwu as Vice Presidents of the Company, and to appoint Mr. Huang Wensheng as the Secretary to the Board.

2

The Independent Non-executive Directors of the Company have expressed their independent opinion on the senior management appointments. They are of the view that each of the candidates is qualified for the relevant position and approve the above senior management appointments.

Please refer to the appendix to this announcement for the biographical details of Mr. Wang Dehua, Mr. Zhao Rifeng, Mr. Huang Wensheng and Mr. Lei Dianwu. Please refer to the Circular for the biographical details of other senior management members.

4.
To appoint Mr. Dai Houliang and Mr. Huang Wensheng as the authorised representatives under the Hong Kong Listing Rules, to appoint Mr. Zheng Baomin as the representative on securities matters and to authorise the Secretary to the Board to handle the above-mentioned matters and to sign relevant documents.

Each of the above resolutions was unanimously approved by 11 votes.

By Order of the Board China Petroleum & Chemical Corporation Huang Wensheng Vice President and Secretary to the Board of Directors

Beijing, the PRC,
15 May 2018

As of the date of this announcement, directors of the Company are: Dai Houliang#, Li Yunpeng* , Jiao Fangzheng#, Ma Yongsheng# , Ling Yiqun# , Liu Zhongyun# , Li Yong* , Tang Min+ , Fan Gang+, Cai Hongbin+, Ng, Kar Ling Johnny+

# Executive Director
* Non-executive Director
+ Independent Non-executive Director
3

Appendix

Wang Dehua, aged 52, Mr. Wang is a senior accountant with university diploma. In January 2001, he was appointed as Deputy Director General of Finance Department of Sinopec Corp.; in May 2014, he was appointed as Acting Director General of Finance Department of Sinopec Corp.; in October 2015, he was promoted to Director General of Finance Department of Sinopec Corp.; in November 2015, he was appointed as Director General of Finance Department of China Petrochemical Corporation; in August 2016, he was appointed as Director General of Finance Department of Sinopec Corp. Mr. Wang now concurrently acts as Vice Chairman of Sinopec Finance Co., Ltd. In September 2016, he was appointed as Chief Financial Officer of Sinopec Corp.

Zhao Rifeng, aged 55, Mr. Zhao is a Professor level Senior Engineer with a master degree. In July 2000, he was appointed as Deputy General Manager of Sinopec Jinling Petrochemical Co., Ltd and Deputy General Manager of Sinopec Jinling Company; in October 2004, he was appointed as General Manager of Sinopec Jinling Company; in October 2006, he was appointed as Vice Chairman and General Manager of Sinopec Jinling Petrochemical Co., Ltd; in November 2010, he was appointed as Chairman, General Manger, Deputy Secretary of CPC Committee of Sinopec Jinling Petrochemical Co., Ltd; in August 2013, he was appointed as Director General of Refining Segment of Sinopec Corp.; and in December 2017, he was appointed as the Chairman and Secretary of CPC Committee of Sinopec Marketing Company Limited. In February 2018, he was appointed as Vice President of Sinopec Corp.

Huang Wensheng, aged 51, Mr. Huang is a professor level senior economist with a university diploma. In March 2003, he was appointed as Deputy Director General of the Board Secretariat of Sinopec Corp.; in May 2006, he was appointed as Representative on Securities Matters of Sinopec Corp.; since August 2009, He has served as the Deputy Director General of President’s office of Sinopec Corp. In September 2009, he was appointed as Director General of the Board Secretariat of Sinopec Corp.; in May 2012, he was appointed as Secretary to the Board of Directors of Sinopec Corp. In May 2014, he was appointed as Vice President of Sinopec Corp.

Lei Dianwu, aged 55, Mr. Lei is a Professor level Senior Engineer with a university diploma. In October 1995, he was appointed as Vice President of Yangzi Petrochemical Corporation; in December 1997, he was appointed as Director General of Planning & Development Department in China Eastern United Petrochemical (Group) Co., Ltd.; in May 1998, he was appointed as Vice President of Yangzi Petrochemical Corporation; in August 1998 he was appointed as Vice President of Yangzi Petrochemical Co., Ltd.; in March 1999, he was appointed temporarily as Deputy Director General of Development & Planning Department of China Petrochemical Corporation; in February 2000, he was appointed as Deputy Director General of Development & Planning Department of Sinopec Corp.; in March 2001, he was appointed as Director General of Development & Planning Department of Sinopec Corp.; in March 2009, he was appointed as Assistant to President of China Petrochemical Corporation; in August 2013, he was appointed as the Chief Economist of China Petrochemical Corporation; in October 2015, he was appointed as Secretary to the Board of Directors of China Petrochemical Corporation. In May 2009, he was appointed as Vice President of Sinopec Corp.

4

Announcement 3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

List of Directors and their Roles and Function

The members of the board of directors (the “Board”) of China Petroleum & Chemical Corporation are set out below.

Executive Directors

•	Dai Houliang (Chairman)

•	Jiao Fangzheng

•	Ma Yongsheng

•	Ling Yiqun

•	Liu Zhongyun

Non‐Executive Directors

•	Li Yunpeng

•	Li Yong

Independent Non‐Executive Directors

•	Tang Min

•	Fan Gang

•	Cai Hongbin

•	Ng, Kar Ling Johnny

1

There are five Board committees. The table below provides membership information of these committees on which each Board member serves.

Strategy Committee

Function	Name
Chairman	Dai Houliang
Member	Jiao Fangzheng
Ma Yongsheng
Ling Yiqun
Liu Zhongyun
Fan Gang
Cai Hongbin

Audit Committee

Function	Name
Chairman	Ng, Kar Ling Johnny
Member	Tang Min
Cai Hongbin

Remuneration and Appraisal Committee

Function	Name
Chairman	Fan Gang
Member	Li Yunpeng
Ng, Kar Ling Johnny

Nomination Committee

Function	Name
Chairman	Dai Houliang
Member	Tang Min
Ng, Kar Ling Johnny

2

Social Responsibility Management Committee

Function	Name
Chairman	Dai Houliang
Member	Tang Min
Fan Gang

Beijing, 15 May 2018

As of the date of this announcement, directors of the Company are: Dai Houliang#, Li Yunpeng* , Jiao Fangzheng#, Ma Yongsheng# , Ling Yiqun# , Liu Zhongyun# , Li Yong* , Tang Min+ , Fan Gang+, Cai Hongbin+, Ng, Kar Ling Johnny+

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

3

Announcement 4

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 00386)

Poll Results of Annual General Meeting for the Year 2017

The Board and all directors of Sinopec Corp. warrant that there are no false representations, misleading statements or material omissions contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained herein.

Important Notice:

•	There is no objection against any proposed resolution at the AGM.

I.	Convening and Attendance of the AGM

China Petroleum & Chemical Corporation (“Sinopec Corp.” or the “Company”) held its annual general meeting for the year 2017 (the “AGM”) at Swissotel Beijing, Hong Kong Macau Center, No. 2 Chaoyangmen North Street, Chaoyang District, Beijing, PRC on 15 May 2018.

1. Number of shareholders and authorised proxies attending the AGM	121
of which: A shareholders	119
H shareholders	2
2. Total number of valid voting shares held by the attending shareholders or proxies	100,993,810,995
of which: A shares	86,391,507,825
H shares	14,602,303,170

3. Percentage of such voting shares of the Company held by such attending shareholders or proxies, as compared with the total shares entitling the holders to attend and validly vote at the AGM (%)	83.416868
of which: A shares (%)	71,355947%
H shares (%)	12.060921%

As at the share registration date (13 April 2018), the total number of shares in issue of the Company is 121,071,209,646 shares. The total number of shares of the Company entitling the holders to attend and vote on the resolutions at the AGM is 121,071,209,646 shares. There were no shares which entitle the shareholders of the Company to attend and vote only against any resolution at the AGM. No shareholders of Sinopec Corp. are required under The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Hong Kong Listing Rules”) to abstain from voting and none of the shareholders of Sinopec Corp. has stated their intention in the circular of Sinopec Corp. dated 26 March 2018 to vote against or to abstain from voting on any of the resolutions at the AGM.

The AGM was convened by the board of directors of Sinopec Corp. (the “Board”). Mr. Dai Houliang, Vice Chairman of the Board, chaired the AGM. The Company currently has 8 Directors and 6 Supervisors as at the time of the AGM. Mr. Dai Houliang, Vice Chairman of the Board, Mr. Li Yunpeng, Mr. Jiao Fangzheng, both as Directors, and Mr. Tang Min, Independent Non-executive Director attended the AGM; Mr. Ma Yongsheng, as Director, Mr. Jiang Xiaoming, Mr. Andrew Y. Yan and Mr. Fan Gang, all as Independent Non-executive Directors, did not attend the AGM due to other working arrangements; Mr. Zhao Dong, Chairman of the Board of Supervisors of Sinopec Corp., Mr. Zhou Hengyou, Mr. Zou Huiping, Mr. Jiang Zhenying, Mr. Yu Renming and Mr. Yu Xizhi, all as Supervisors, attended the AGM. Mr. Ling Yiqun, Mr. Liu Zhongyun, both as Senior Vice Presidents, Mr. Wang Dehua, Chief Financial Officer, Mr. Zhao Rifeng, Mr. Lei Dianwu, both as Vice Presidents were present at the AGM; Mr. Huang Wensheng, Vice President and the Secretary to the Board attended the AGM. The convening of and the procedures for holding the AGM, and the voting procedures at the AGM were in compliance with the requirements of the Company Law of the People’s Republic of China (“PRC”) and the articles of association of Sinopec Corp. (“Articles of Association”).

II.	Poll Results of the Meetings

Each of the following resolutions was considered and voted at the AGM by way of poll:

Resolutions approved by way of non-cumulative voting:

1.	To consider and approve the Report of the Sixth Session of the Board of Directors of Sinopec Corp. (including the Report of the Board of Directors for 2017).

Result: Approved

Voting details:

Shareholder category	For		Against
	Number of votes	(%)	Number of votes	(%)
A Share	86,387,766,425	99.999997	2,700	0.000003
H Share	14,564,172,950	99.993593	933,124	0.006407
Total	100,951,939,375	99.999073	935,824	0.000927

2.	To consider and approve the Report of the Sixth Session of the Board of Supervisors of Sinopec Corp. (including the Report of the Board of Supervisors for 2017).

Result: Approved

Voting details:

Shareholder category	For		Against
	Number of votes	(%)	Number of votes	(%)
A Share	86,387,716,625	99.999997	2,500	0.000003
H Share	14,564,110,650	99.993297	976,324	0.006703
Total	100,951,827,275	99.999030	978,824	0.000970

3.	To consider and approve the audited financial reports of Sinopec Corp. for the year ended 31 December 2017 prepared by PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers.

Result: Approved

Voting details:

Shareholder category	For		Against
	Number of votes	(%)	Number of votes	(%)
A Share	86,391,062,725	100.000000	0	0.000000
H Share	14,564,506,250	99.994255	836,724	0.005745
Total	100,955,568,975	99.999171	836,724	0.000829

4.	To consider and approve the profit distribution plan for the year ended 31 December 2017.

Result: Approved

Voting details:

Shareholder category	For		Against
	Number of votes	(%)	Number of votes	(%)
A Share	86,384,525,633	99.991918	6,982,092	0.008082
H Share	14,600,449,046	99.991057	1,305,824	0.008943
Total	100,984,974,679	99.991794	8,287,916	0.008206

5.	To authorise the Board to determine the interim profit distribution plan of Sinopec Corp. for the year 2018.

Result: Approved

Voting details:

Shareholder category	For		Against
	Number of votes	(%)	Number of votes	(%)
A Share	86,391,505,025	100.000000	0	0.000000
H Share	14,600,494,046	99.989252	1,569,424	0.010748
Total	100,991,999,071	99.998446	1,569,424	0.001554

6.
To consider and approve the re-appointment of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the external auditors of Sinopec Corp. for the year 2018, and to authorise the Board to determine their remunerations.

Result: Approved

Voting details:

Shareholder category	For		Against
	Number of votes	(%)	Number of votes	(%)
A Share	86,391,037,725	99.999517	416,900	0.000483
H Share	14,512,258,593	99.388102	89,346,877	0.611898
Total	100,903,296,318	99.911119	89,763,777	0.088881

7.
To consider and approve service contracts between Sinopec Corp. and directors of the Seventh Session of the Board (including emoluments provisions), and service contracts between Sinopec Corp. and supervisors of the Seventh Session of the Board of Supervisors (including emoluments provisions).

Result: Approved

Voting details:

Shareholder category	For		Against
	Number of votes	(%)	Number of votes	(%)
A Share	86,391,037,725	99.999514	419,600	0.000486
H Share	14,200,860,859	99.870615	18,397,524	0.129385
Total	100,591,898,584	99.981297	18,817,124	0.018703

8.
To approve the proposed amendments to the Articles of Association. and authorise the secretary to the Board, on behalf of Sinopec Corp., to deal with all the procedural requirements such as applications, approvals, registrations and filings in relation to such proposed amendments (including cosmetic amendments as requested by the relevant regulatory authorities).

Result: Approved

Voting details:

Shareholder category	For		Against
	Number of votes	(%)	Number of votes	(%)
A Share	86,391,502,525	99.999997	2,500	0.000003
H Share	14,599,795,446	99.986915	1,910,624	0.013085
Total	100,991,297,971	99.998106	1,913,124	0.001894

9.
To approve the proposed amendments to the rules and procedures for the Board meetings and authorise the secretary to the Board, on behalf of Sinopec Corp., to deal with all the procedural requirements such as applications, approvals, registrations and filings in relation to such proposed amendments (including cosmetic amendments as requested by the relevant regulatory authorities).

Result: Approved

Voting details:

Shareholder category	For		Against
	Number of votes	(%)	Number of votes	(%)
A Share	86,391,452,525	99.999997	2,500	0.000003
H Share	14,599,710,546	99.986398	1,986,124	0.013602
Total	100,991,163,071	99.998031	1,988,624	0.001969

10.	To consider and approve the establishment of the board committee under the Board of Sinopec Corp.

Results: Approved

Voting details:

Shareholder category	For		Against
	Number of votes	(%)	Number of votes	(%)
A Share	86,391,432,625	99.999974	22,400	0.000026
H Share	14,600,467,146	99.989511	1,531,624	0.010489
Total	100,991,899,771	99.998461	1,554,024	0.001539

11.	To authorise the Board to determine the proposed plan for issuance of debt financing instrument(s).

Results: Approved

Voting details:

Shareholder category	For		Against
	Number of votes	(%)	Number of votes	(%)
A Share	86,261,651,231	99.849688	129,856,494	0.150312
H Share	5,778,905,169	39.717520	8,771,109,901	60.282480
Total	92,040,556,400	91.182057	8,900,966,395	8.817943

12.	To grant to the Board a general mandate to issue new domestic shares and/or overseas-listed foreign shares of Sinopec Corp.

Result: Approved

Voting details:

Shareholder category	For		Against
	Number of votes	(%)	Number of votes	(%)
A Share	86,219,699,889	99.801129	171,807,836	0.198871
H Share	3,166,382,905	21.685271	11,435,154,165	78.314729
Total	89,386,082,794	88.507167	11,606,962,001	11.492,833

Resolutions approved by way of cumulative voting:

13.	To elect the directors of the Board (not including independent non-executive directors).

No.	Name	Votes for	Number of votes / total valid voting shares attending the AGM	Whether elected
13.01	Dai Houling	98,327,965,737	97.360388	Yes
13.02	Li Yunpeng	99,623,248,245	98.643023	Yes
13.03	Jiao Fangzheng	100,353,898,314	99.366384	Yes
13.04	Ma Yongsheng	100,353,893,914	99.366380	Yes
13.05	Ling Yiqun	100,324,729,260	99.337502	Yes
13.06	Liu Zhongyun	100,384,201,564	99.396389	Yes
13.07	Li Yong	100,384,806,265	99.396988	Yes

14.	To elect the independent non-executive directors of the Board.

No.	Name	Votes for	Number of votes / total valid voting shares attending the AGM	Whether elected
14.01	Tang Min	100,664,989,973	99.674415	Yes
14.02	Fan Gang	100,661,892,674	99.671348	Yes
14.03	Cai Hongbin	100,694,048,223	99.703187	Yes
14.04	Ng, Kar Ling Johnny	100,694,136,833	99.703275	Yes

15.	To elect the supervisors (not including employee representative supervisors of the Company)

No.	Name	Votes for	Number of votes / total valid voting shares attending the AGM	Whether elected
15.01	Zhao Dong	100,551,358,588	99.561901	Yes
15.02	Jiang Zhenying	99,583,055,917	98.603127	Yes
15.03	Yang Changjiang	99,583,000,317	98.603072	Yes
15.04	Zhang Baolong	99,583,026,517	98.603098	Yes
15.05	Zou Huiping	100,545,201,289	99.555805	Yes

Relevant information in relation to the poll results of the resolutions

Resolution 8, Resolution 9, Resolution 11 and Resolution 12 are special resolutions, each of which has been passed by votes representing more than two-thirds of the total shares with valid voting rights held by the shareholders and their proxies present at the AGM.

III.	Witness by lawyers

Mr. Gao Wei and Ms. Xu Min from Haiwen & Partners, the PRC Legal Counsel of Sinopec Corp., issued a legal opinion (the “Legal Opinion”) confirming that the convening of and the procedures for holding the AGM, the eligibility of the convenor of the AGM, the eligibility of the shareholders (or their proxies) attending the AGM and the voting procedures at the AGM were in compliance with the requirements of relevant laws and the Articles of Association and the voting results at the AGM were valid.

In accordance with the requirements of the Listing Rules, Hong Kong Registrars Limited, the H share registrar of Sinopec Corp., was appointed as the scrutineer in respect of the voting at the Meetings.

IV.	Documents for inspection

1.	The Resolutions passed at the AGM as signed and confirmed by all the attending Directors and the recorder with the Board’s seal;

2.	The Legal Opinion as signed by the person in charge of the witness law firm with the law firm’s seal;

3.	Other documents as required by the Shanghai Stock Exchange.

By Order of the Board China Petroleum & Chemical Corporation Huang Wensheng Vice President and Secretary to the Board of Directors

Beijing, the PRC,
15 May 2018
As of the date of this announcement, directors of the Company are: Dai Houliang#, Li Yunpeng* , Jiao Fangzheng#, Ma Yongsheng# , Ling Yiqun# , Liu Zhongyun# , Li Yong* , Tang Min+ , Fan Gang+, Cai Hongbin+, Ng, Kar Ling Johnny+

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Vice President and Secretary to the Board of Directors

Date: May 16, 2018